SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34081

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

October 30, 2020

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of October 2020. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the relevant applicant with a copy of the request by e-mail, if an e-mail address is listed for the relevant applicant below, or personally or by mail, if a physical address is listed for the relevant applicant below. Hearing requests should be received by the SEC by 5:30 p.m. on November 24, 2020, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Assistant Director, at (202) 551-6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management,

Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

### Angel Oak Financial Institutions Income Term Trust [File No. 811-23327]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date: The application was filed on August 4, 2020, and amended on October 23, 2020.

Applicant's Address: stephen.cohen@dechert.com.

### CC Real Estate Income Fund [File No. 811-23109]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On August 6, 2020, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $2,649 incurred in connection with the liquidation were paid by the applicant or applicant's investment adviser. Applicant also has retained $18,038 for the purpose of paying outstanding obligations.

Filing Date: The application was filed on August 18, 2020.

Applicant's Address: Clifford.cone@cliffordchance.com.

### CC Real Estate Income Fund-ADV [File No. 811-23260]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On August 6, 2020, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $316 incurred in connection with the liquidation were paid by the applicant or applicant's investment adviser. Applicant also has retained $4,962 for the purpose of paying outstanding obligations.

Filing Date: The application was filed on August 18, 2020.

Applicant's Address: Clifford.cone@cliffordchance.com.

**CC Real Estate Income Fund-T [File No. 811-23133]**

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On August 6, 2020, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $1,483 incurred in connection with the liquidation were paid by the applicant. Applicant also has retained $13,603 for the purpose of paying outstanding obligations.

Filing Date: The application was filed on August 18, 2020, and amended on October 23, 2020.

Applicant's Address: Clifford.cone@cliffordchance.com.

**Cushing Energy Income Fund [File No. 811-22593]**

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Cushing MLP & Infrastructure Total Return Fund and, on May 29, 2020, made a final distribution to its shareholders based on net asset value. Expenses of $119,536 incurred in connection with the reorganization were paid by the applicant.

Filing Date: The application was filed on June 1, 2020.

Applicant's Address: Kevin.Hardy@skadden.com.

**Goldman Sachs Private Markets Fund 2018 (A) LLC [File No. 811-23300]**

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on August 23, 2019, and amended on August 14, 2020.

Applicant's Address: william.bielefeld@dechert.com.

**Goldman Sachs Private Markets Fund 2018 (B) LLC [File No. 811-23302]**

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on August 23, 2019, and amended on August 14, 2020.

Applicant's Address: william.bielefeld@dechert.com.

## Goldman Sachs Private Masrkets Fund 2018 LLC [File No. 811-23301]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on August 23, 2019, and amended on August 14, 2020.

Applicant's Address: william.bielefeld@dechert.com.

## Icon Funds [File No. 811-07883]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to SCM Trust, and on June 30, 2020, July 9, 2020, and September 24, 2020, made final distributions to its shareholders based on net asset value. Expenses of $246,000 incurred in connection with the reorganization were paid by the applicant.

Filing Date: The application was filed on September 29, 2020.

Applicant's Address: bcallahan@iconadvisers.com.

## Independence Variable Annuity Separate Account [File No. 811-05232]

Summary: Applicant, a unit investment trust, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date: The application was filed on July 13, 2020.

Applicant's Address: Susan.Lazzo@sunlife.com.

## Jackson Variable Series Trust [File No. 811-22613]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date: The application was filed on September 18, 2020.

Applicant's Address: emily.bennett@jackson.com.

## JNL Variable Fund LLC [File No. 811-09121]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to JNL Series Trust, and on April 27, 2020 made a final distribution to its shareholders based on net asset value. Expenses of $13,655.50 incurred in connection with the reorganization were paid by the applicant's investment advisor.

Filing Date: The application was filed on September 18, 2020.

Applicant's Address: emily.bennett@jackson.com.

## Legg Mason Permal Alternatives Fund Inc. [File No. 811-22537]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on September 20, 2019, and amended on October 9, 2020.

Applicant's Address: George.Hoyt@franklintempleton.com.

## Pine Grove Alternative Institutional Fund [File No. 811-22860]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On August 1, 2019, and June 4, 2020, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $48,100 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Dates: The application was filed on July 14, 2020, and amended on October 19, 2020.

Applicant's Address: zac.tackett@apexfs.com.

### Reliastar Life Ins Co of NY Variable Annuity Funds A B & C [File No. 811-02579]

Summary: Applicant, a unit investment trust, seeks an order declaring that it has ceased to be an investment company. No expenses were incurred in connection with the liquidation.

Filing Dates: The application was filed on October 21, 2019, and amended on September 21, 2020.

Applicant's Address: anngharaad.reid@voya.com.

### Victory Institutional Funds [File No. 811-21584]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On April 26, 2019, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $2,500 incurred in connection with the reorganization were paid by the applicant. Applicant has also retained $287 for the purpose of paying outstanding liabilities.

Filing Dates: The application was filed on October 9, 2019, and amended on August 28, 2020.

Applicant's Address: cdyer@vcm.com, and ewagner@vcm.com.

### Western Asset Opportunistic Income Fund Inc. [File No. 811-22787]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on September 20, 2019, and amended on October 9, 2020.

Applicant's Address: George.Hoyt@franklintempleton.com.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.


Jill M. Peterson
Assistant Secretary